Exhibit 99.B(d)

SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

between

THE VICTORY VARIABLE INSURANCE FUNDS

and

VICTORY CAPITAL MANAGEMENT INC. (the “Adviser”)

Dated October 16, 1998

Name of Fund	Fee	Last Approved	Must Be Approved By

1. Diversified Stock Fund	0.30%	December 5, 2007	December 31, 2008

*     Expressed as a percentage of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time. In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.

Current as of December 5, 2007

THE VICTORY VARIABLE INSURANCE FUNDS

By:	/s/ Christopher K. Dyer
Christopher K. Dyer
Secretary

Accepted:

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ David C. Brown
David C. Brown
Senior Managing Director